AUTOLEND GROUP, INC. ANNOUNCES FURTHER EXTENSION OF EXPIRATION
              DATE OF DEBENTURE EXCHANGE OFFER TO FEBRUARY 14, 1997

(Albuquerque, New Mexico -- January 31, 1997) -- AutoLend Group, Inc. (the "Company") announced today that it has further extended the Expiration Date for its Exchange Offer for its 9.5% Convertible Subordinated Debentures Due 1997 to 5:00 P.M., New York City time, on February 14, 1997. The Exchange Offer was previously set to expire on January 31, 1997.


Copies of the Offering Circular and related materials, including the Letter of Transmittal, may be obtained from the Company as well as from CEDEL BANK, S.A. and EUROCLEAR. The Company expressly reserves the right to further extend the period of the Exchange Offer, to terminate the Exchange Offer or to otherwise amend the Exchange Offer in any respect, subject to the terms set forth in the Offering Circular dated October 22, 1996, as supplemented.